Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement in relation to the Approval from the China Securities Regulatory Commission regarding the Application for the Pubic Issuance of the Corporate Bonds to Qualified Investors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 November 2015

As at the date of this notice, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2015-034

Announcement in relation to the Approval from the China Securities Regulatory Commission regarding the Application for the Pubic Issuance of the Corporate Bonds TO Qualified Investors of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 13 November 2015, China Southern Airlines Company Limited (the "Company") has received from the China Securities Regulatory Commission ("CSRC") the "Approval in Relation to the Public Issuance of Corporate Bonds by China Southern Airlines Company Limited to Qualified Investors" (Zheng Jian Xu Ke No. 2581 (2015)) (the "Approval"). Details of the Approval are as follows:

1. The Company is approved to publicly issue corporate bonds (the "Corporate Bonds") in the amount of not more than RMB19 billion to qualified investors.

2. The issuance of the Corporate Bonds shall be conducted in multiple tranches. The issuance of the first tranche must be completed within 12 months from the date of the Approval and the issuance of the remaining tranches must be completed within 24 months from the date of the Approval.

3. The issuance of the Corporate Bonds must be conducted strictly in accordance with the prospectus submitted to the CSRC.

4. The Approval will be effective for a period of 24 months from the date of the Approval.

5. The Company must, on a timely basis, report any significant events which occur after the date of the Approval and before the completion of the Corporate Bonds issuance and deal with such events in accordance with the relevant rules and regulations.

The Board will select an appropriate time to proceed with all matters in connection with the issuance of the Corporate Bonds in accordance with the requirements under relevant laws, regulations and the Approval, to the extent authorized at the general meeting of the Company, and will perform the information disclosure obligations on a timely basis.

The Board of

China Southern Airlines Company Limited

13 November 2015